News release
For immediate publication

ART TO PRESENT AT BIOMEDEX 2006

IN MONTRÉAL (CANADA)

Montreal, Canada, May 24, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the 2006 edition of BIOMEDEX, to be held at the Hilton Bonaventure Hotel in Montréal. Ms. Micheline Bouchard, President & CEO, will present key points of ART’s recent acquisition of Alerion Biomedical Inc., during a panel discussion entitled: “To what extent will setting up a foreign presence give you greater access to liquidity?” The presentation will take place on May 24, 2006, at 2:45 p.m. in the Frontenac Room.

One of the most important get-togethers in Canada’s life sciences industry, BIOMEDEX is simultaneously a conference, a business forum and a trade exhibition intended for business and health care executives and professionals, as well as researchers.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca